Exhibit 99.3

PRESS RELEASE

Sanofi and Hanmi Announce License Agreement To Develop
Portfolio of Long-Acting Diabetes Treatments

Paris, France and Seoul, Korea - Nov. 5, 2015 - Sanofi and Hanmi Pharmaceutical Co., Ltd. announced today a worldwide license agreement to develop a portfolio of experimental, long-acting diabetes treatments.

Under the terms of the agreement, Hanmi will receive an upfront payment of €400 million and is eligible for up to €3.5 billion in development, registration and sales milestone, as well as double digit royalties on net sales. Sanofi will obtain an exclusive worldwide license to develop and commercialize 1.) efpeglenatide, a late-stage long-acting glucagon-like peptide-1 receptor agonists (GLP1-RA); 2.) a weekly insulin and 3.) a fixed-dosed weekly GLP-1-RA/insulin drug combination. Collectively, these therapeutic offerings are known as the “Quantum Project” utilizing Hanmi’s proprietary Long Acting Protein / Peptide Discovery Platform LAPSCOVERY technology. Hanmi will retain an exclusive option to co-commercialize the products in Korea and China.

“The agreement to develop these three investigational diabetes medicines confirms Sanofi’s long-term commitment to people with this disease,” said Pascale Witz, Executive Vice President, Sanofi, who will lead the Global Diabetes and Cardiovascular Care Business Unit in the company’s new organizational structure. “We now have the opportunity to expand our existing portfolio by including medicines that are administered weekly as well as daily, which could extend our reach in basal insulin and expand our GLP-1-RA and GLP-RA/insulin combination prospects. In these ways, we aim to complement our current offerings and work to serve a broader patient population.”

The Quantum Portfolio is based on Hanmi’s proprietary LAPSCOVERY (Long Acting Protein/
Peptide Discovery) Technology which is a platform technology that prolongs the duration of action of biologics. The objective is to minimize the frequency of treatment and the dose required, thereby potentially lowering the adverse event rates and optimizing efficacy, according to Hamni.

“We are pleased that Sanofi with its long heritage and as a proven leader with solid track of success in diabetes, has recognized the value of Hanmi’s Quantum Project,” said Dr. Gwan Sun Lee, CEO/President of Hanmi Pharmaceutical. “We are confident that we have found the right partner and are excited for the potential this license agreement with Sanofi will bring to the development of Hanmi’s Quantum Project and possibilities this could offer to people with diabetes.”

Hanmi presented data from five clinical and non-clinical studies on efpeglenatide at the 75th ADA Scientific Session in June. For more information, see here.

The agreement is subject to customary closing conditions including review under the Hart-Scott-Rodino Antitrust Improvements Act.

About Sanofi Diabetes

Sanofi strives to help people manage the complex challenge of diabetes by delivering innovative, integrated and personalized solutions. Driven by valuable insights that come from listening to and engaging with people living with diabetes, the Company is forming partnerships to offer diagnostics, therapies, services, and devices including blood glucose monitoring systems. Sanofi markets injectable, inhaled and oral medications for people with type 1 or type 2 diabetes.

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and the new Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

About Hanmi Pharmaceutical Co., Ltd.

Hanmi Pharmaceutical is a Korea-based global pharmaceutical company focused on the development and commercialization of new pharmaceutical products. The Company is fully integrated from R&D through manufacturing, marketing and sales with an established presence in Korea as well as China. The Company invests over 20 percent of its sales in R&D and has over 20 programs in clinical development in three main areas: 1) novel long-acting biologics based on the Company’s LAPSCOVERY™ platform including weekly insulin, weekly to monthly GLP-1, and their combinations (Quantum Project) in diabetes and obesity; 2) novel targeted agents against cancer and autoimmune disorders; and 3) fixed-dose combination programs. More information on Hanmi is available at www.hanmipharm.com.

Sanofi Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment initiatives and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2014. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:

Media Relations	Investor Relations
Jack Cox	Sébastien Martel
Tel. : +33 (0)1 53 77 46 46	Tel.: +33 (0)1 53 77 45 45
mr@sanofi.com	ir@sanofi.com